Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated January 6th, 2014.

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar announces its investment plan for 2014

São Paulo, January 6, 2014 – Ultrapar Participações S.A. (“Ultrapar”) announces its investment plan for 2014, approved by its Board of Directors.

Ultrapar’s investment plan for 2014, excluding acquisitions, amounts to R$ 1,484 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan¹ (R$ million)	2014 (B)
Ipiranga	886
Oxiteno	244
Ultracargo	60
Ultragaz	184
Extrafarma	67
Others	44
Total	1,484
1 Net of disposals

At Ipiranga, we plan to invest (i) R$ 366 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 121 million in the expansion of its logistics infrastructure to support the growing demand, mainly through the construction of new logistics facilities, and (iii) R$ 400 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, and in the modernization of its operations. Out of Ipiranga’s total investment budget, R$ 885 million refer to additions to property, plant, equipment and intangible assets, and R$ 2 million refer to financing to clients, net of repayments.

Oxiteno is planned to invest direct R$ 161 million in expansion, mainly in the potential expansion of its production capacity in Pasadena, in the United States, and in the conclusion of the capacity expansion in Coatzacoalcos, in Mexico. The expansion in Mexico will be operational by 2014 and will add 30,000 tons per year of production capacity. Additionally, Oxiteno will invest R$ 83 million in enhancing the productivity and in the maintenance of its plants and IT systems.

Ultracargo will invest mainly in the modernization, adjustment and maintenance of the infrastructure of its terminals and in the potential expansion of the Itaqui terminal, which shall start operating in 2015.

At Ultragaz, investments will be focused mainly (i) on the construction of a filling plant in São Luis, in the state of Maranhão, (ii) on UltraSystem (small bulk), due to the perspective of capturing new clients and (iii) on the replacement and purchase of LPG bottles.

At Extrafarma, investments will be directed to the opening of approximately 70 new drugstores, to the expansion of its infrastructure and to the maintenance of its activities.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2014

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated January 6th, 2014)